EXHIBIT 12.1

RELIANT ENERGY, INC. AND SUBSIDIARIES

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES

(Unaudited)

	2006(1)	2005(2)	2004(3)	2003(4)	2002
	(in thousands, except ratio amounts)
Fixed charges:
Interest expense	$427,867	$399,281	$417,514	$406,809	$206,582
Capitalized interest	—	441	45,784	84,225	22,038
Interest within rent expense	57,037	56,458	61,539	58,955	54,340
Total fixed charges	$484,904	$456,180	$524,837	$549,989	$282,960

Earnings from continuing operations:
Income (loss) from continuing operations before income taxes	$(448,621)	$(693,827)	$(391,674)	$(840,729)	$83,855
(Income) loss of equity investments of unconsolidated subsidiaries	(5,791)	(25,458)	9,478	1,652	(17,836)
Subtotal	(454,412)	(719,285)	(382,196)	(839,077)	66,019
Plus —
Fixed charges from above	484,904	456,180	524,837	549,989	282,960
Amortization of capitalized interest	8,469	8,462	7,692	5,525	3,754
Distributed income of equity investees	10,000	5,500	3,850	4,400	2,975
Less —
Capitalized interest	—	(441)	(45,784)	(84,225)	(22,038)
	$48,961	$(249,584)	$108,399	$(363,388)	$333,670

Ratio of earnings from continuing operations to fixed charges	—	—	—	—	1.18

(1)    For 2006, our earnings were insufficient to cover our fixed charges by $436 million.

(2)    For 2005, our earnings were insufficient to cover our fixed charges by $706 million.

(3)    For 2004, our earnings were insufficient to cover our fixed charges by $416 million.

(4)    For 2003, our earnings were insufficient to cover our fixed charges by $913 million.